Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of ANADIGICS, Inc. for the registration of convertible debt, convertible preferred stock and common stock, and to the incorporation by reference therein of our report dated March 6, 2015 (except for the third, fourth, fifth, and sixth paragraphs of Note 1, as to which the date is August 26, 2015) with respect to the consolidated financial statements and schedule of ANADIGICS, Inc. and our report dated March 6, 2015, with respect to the effectiveness of internal control over financial reporting of ANADIGICS, Inc. included in ANADIGICS, Inc.’s Current Report on Form 8-K dated August 26, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Metro Park, New Jersey

August 26, 2015